Exhibit 99.1

Translation for information purpose only

INVENTIVA

Société Anonyme with a Board of Directors

With a share capital of EUR 421,341.69

Registered Office : 50, Rue de Dijon, 21121 Daix

537 530 255 Trade and Companies Register of Dijon

Notice of meeting to the Ordinary and Extraordinary General Meeting dated May 25, 2023

The shareholders of INVENTIVA (the "Company") are informed that the Ordinary and Extraordinary General Meeting will be held on May 25, 2023 at 2 p.m., at: Hôtel Oceania Le Jura - 14 avenue Foch - 21000 Dijon, France.

The Ordinary and Extraordinary General Meeting will have to deliberate on the following agenda:

Agenda

Reading of the reports of the Board of Directors and the Statutory Auditors ;

Ordinary items

1.	Approval of the statutory financial statements for the financial year ended December 31st, 2022;

2.	Approval of the consolidated financial statements for the financial year ended December 31st, 2022;

3.	Appropriation of profit/loss for the financial year ended December 31st, 2022;

4.	Approval of the expenses and charges referred to in Article 39(4) of the French General Tax Code;

5.	Related-party agreements;

6.	Final approval of the fixed and variable compensation paid or awarded to Mr. Frédéric Cren in his capacity as Chairman of the Board of Directors and Chief Executive Officer for the financial year ended December 31st, 2022;

7.	Final approval of the fixed and variable compensation paid or awarded to Mr. Pierre Broqua in his capacity as Deputy Chief Executive Officer for the financial year ended December 31st, 2022;

8.	Approval of the information on corporate officers' compensation included in the corporate governance report and referred to in Article L.22-10-9 I. of the French Commercial Code;

9.	Approval of the compensation policy for Mr. Frédéric Cren in his capacity as Chairman of the Board of Directors and Chief Executive Officer;

10.	Approval of the compensation policy for Mr. Pierre Broqua in his capacity as Deputy Chief Executive Officer;

11.	Approval of the compensation policy of the Company's directors;

12.	Authorization granted to the Board of Directors to buyback the Company's shares;

Extraordinary item

13.	Authorization to the Board of Directors to reduce the share capital by cancellation of shares;

Ordinary item

14.	Power for formalities.

DRAFT TEXT OF RESOLUTIONS

TO BE SUBMITTED TO THE VOTE

OF THE ORDINARY AND EXTRAORDINARY GENERAL MEETING

OF MAY 25TH, 2023

ORDINARY RESOLUTIONS

FIRST RESOLUTION (Approval of the statutory financial statements for the financial year ended December 31st, 2022)

The General Meeting, deliberating in accordance with the quorum and majority requirements for ordinary general meetings, having acquainted itself with the Board of Directors' management report and the Statutory Auditors' general report on the annual statutory financial statements,

Approves the financial statements for the financial year ended December 31st, 2022 as presented, including the balance sheet, income statement and appendix to the financial statements, as well as the transactions reflected in these financial statements and summarized in these reports, showing a net accounting loss of EUR 64,467,085.51.

SECOND RESOLUTION (Approval of the consolidated financial statements for the financial year ended December 31st, 2022)

The General Meeting, deliberating in accordance with the quorum and majority requirements for ordinary general meetings, having acquainted itself with the Board of Directors' management report and the Statutory Auditors' general report on the consolidated financial statements,

Approves the consolidated financial statements for the financial year ended December 31st, 2022 as presented, as well as the transactions reflected in these accounts or summarized in these reports.

THIRD RESOLUTION (Appropriation of profit/loss for the financial year ended December 31st, 2022)

The General Meeting, deliberating in accordance with the quorum and majority requirements for ordinary general meetings, having acquainted itself with the management report of the Board of Directors, as well as the general report of the Statutory Auditors,

Having recorded that the annual financial statements showed a net accounting loss of EUR 64,467,085.51,

Resolves to wholly allocate this net accounting loss of EUR 64,467,085.51 to the "Report à Nouveau" account, bringing its debit amount to EUR 143,729,006.95.

Notes that no dividend has been distributed since the Company's incorporation.

FOURTH RESOLUTION (Approval of the expenses and charges referred to in Article 39(4) of the French General Tax Code)

The General Meeting, deliberating in accordance with the quorum and majority requirements for ordinary general meetings, having acquainted itself with the management report of the Board of Directors, as well as the general report of the Statutory Auditors, acting in accordance with the provisions of Article 223 quater of the French General Tax Code,

Approves the non-deductible expenses and charges for tax purposes, referred to in Article 39, paragraph 4 of the said Code, which amount to EUR 10,217 for the financial year 2022, and acknowledges the absence of corporate income tax borne in respect of these expenses and charges in view of the loss for said financial year.

FIFTH RESOLUTION (Related-party agreements)

The General Meeting, deliberating in accordance with the quorum and majority requirements for ordinary general meetings, having acquainted itself with the special report of the Statutory Auditors on related-party agreements referred to in Article L.225-38 seq. of the French Commercial Code,

Approves this report and acknowledges prior such agreements which performance has been pursed during the financial year ended December 31st, 2022.

SIXTH RESOLUTION (Final approval of the fixed and variable compensation paid or awarded to Mr. Frédéric Cren in his capacity as Chairman of the Board of Directors and Chief Executive Officer for the financial year ended December 31st, 2022)

The General Meeting, deliberating in accordance with the quorum and majority requirements for ordinary general meetings, having acquainted itself with the report on corporate governance referred to in Article L.225-37 of the French Commercial Code,

Approves, pursuant to article L.22-10-34 II. of the French Commercial Code, the fixed, variable and exceptional elements composing the total compensation and benefits of any kind paid during the previous fiscal year or awarded in respect of the same financial year to Mr. Frédéric Cren in his capacity as Chairman of the Board of Directors and Chief Executive Officer, contained therein, as presented in the Universal Registration Document including the 2022 Annual Financial Report, Part 3, Section 3.5.1.5.

SEVENTH RESOLUTION (Final approval of the fixed and variable compensation paid or awarded to Mr. Pierre Broqua in his capacity as Deputy Chief Executive Officer for the financial year ended December 31st, 2022)

The General Meeting, deliberating in accordance with the quorum and majority requirements for ordinary general meetings, having acquainted itself with the report on corporate governance referred to in Article L.225-37 of the French Commercial Code,

Approves, pursuant to article L.22-10-34 II. of the French Commercial Code, the fixed, variable and exceptional elements composing the total compensation and benefits of any kind paid during the previous fiscal year or awarded in respect of the same financial year to Mr. Pierre Broqua in his capacity as Deputy Chief Executive Officer, contained therein, as presented in the Universal Registration Document including the 2022 Annual Financial Report, Part 3, Section 3.5.1.5.

EIGHTH RESOLUTION (Approval of the information on corporate officers' compensation included in the corporate governance report and referred to in Article L.22-10-9 I. of the French Commercial Code)

The General Meeting, deliberating in accordance with the quorum and majority requirements for ordinary general meetings, having acquainted itself with the report on corporate governance referred to in Article L.225-37 of the French Commercial Code,

Approves, pursuant to article L.22-10-34 I. of the French Commercial Code, the information mentioned in Article L22-10-9 I. of the French Commercial Code, contained therein, as presented in the Universal Registration Document including the 2022 Annual Financial Report, Part 3, Section 3.5.1.6.

NINETH RESOLUTION (Approval of the compensation policy for Mr. Frédéric Cren in his capacity as Chairman of the Board of Directors and Chief Executive Officer)

The General Meeting, deliberating in accordance with the quorum and majority requirements for ordinary general meetings, having acquainted itself with the report on corporate governance referred to in Article L.225-37 of the French Commercial Code describing the components of the compensation policy of corporate officers,

Approves, pursuant to article L.22-10-8 II. of the French Commercial Code, the compensation policy of the Chairman of the Board of Directors and Chief Executive Officer, Mr. Frédéric Cren, including the policy common to all corporate officers and the provisions specific to him, contained therein, as presented in the Universal Registration Document including the 2022 Annual Financial Report, Part 3, Sections 3.5.1.1 and 3.5.1.2.

TENTH RESOLUTION Approval of the compensation policy for Mr. Pierre Broqua in his capacity as Deputy Chief Executive Officer)

The General Meeting, deliberating in accordance with the quorum and majority requirements for ordinary general meetings, having acquainted itself with the report on corporate governance referred to in Article L.225-37 of the French Commercial Code describing the components of the compensation policy of corporate officers,

Approves, pursuant to article L.22-10-8 II. of the French Commercial Code, the compensation policy of the Deputy Chief Executive Offier, Mr. Pierre Broqua, including the policy common to all corporate officers and the provisions specific to him, contained therein, as presented in the Universal Registration Document including the 2022 Annual Financial Report, Part 3, Section 3.5.1.1 and 3.5.1.2.

ELEVENTH RESOLUTION (Approval of the compensation policy of the Company's Directors)

The General Meeting, deliberating in accordance with the quorum and majority requirements for ordinary general meetings, having acquainted itself with the report on corporate governance referred to in Article L.225-37 of the French Commercial Code describing the components of the compensation policy of corporate officers,

Approves, pursuant to article L.22-10-8 II. of the French Commercial Code, the compensation policy of the Directors, including the policy common to all corporate officers and the provisions specific to them, contained therein, as presented in the Universal Registration Document including the 2022 Annual Financial Report, Part 3, Section 3.5.1.3.

TWELFTH RESOLUTION (Authorization granted to the Board of Directors to buyback the Company's shares)

The General Meeting, deliberating in accordance with the quorum and majority requirements for ordinary general meetings, having acquainted itself with the Board of Directors' report,

1. Authorizes the Board of Directors, with the faculty to sub-delegate under the conditions provided for by law and for a period of eighteen months from this day, in accordance with the provisions of Articles L.22-10-62 seq. of the French Commercial Code, Articles 241-1 to 241-5 of the General Regulations of the Autorité des marchés financiers (AMF), and the European regulations applicable to market abuse and market practices permitted by the AMF, to purchase, on one or more occasions and at the times it shall determine, a number of ordinary shares of the Company not to exceed 10% of the total number of shares comprising the share capital at any time.

This percentage applies to a number of shares adjusted, if necessary, to reflect transactions that may affect the share capital subsequent to this Meeting, and when shares are purchased to promote liquidity under the conditions defined by the General Regulations of the AMF, the number of shares taken into account for the calculation of the aforementioned 10% limit corresponds to the number of shares purchased, less the number of shares resold during the authorization period.

Under no circumstances may the Company hold more than 10% of the shares comprising its share capital at any time as a result of acquisitions made by the Company.

2. Resolves that the buyback of these ordinary shares can be carried out in order:

▪	to implement and perform obligations related to stock option programs or other share allocations to employees and corporate officers of the Company and, in particular, to allocate shares to employees and corporate officers of the Company in connection with (i) profit-sharing, or (ii) any share purchase, stock option or free share allocation plan under the conditions provided for by law, in particular by Articles L.3331-1 seq. of the French Labor Code (including any sale of shares referred to in Article L.3332-24 of the French Labor Code), and to carry out any hedging transactions relating to such transactions;

▪	to purchase or sell shares under a liquidity agreement entered into with an investment services provider, in accordance with the conditions set by the market authorities;

▪	to deliver ordinary shares upon the exercise of rights attached to securities carrying rights to shares of the Company by redemption, conversion, exchange, presentation of a warrant or any other means;

▪	to reduce the Company's capital by cancelling all or some of the shares acquired; and

▪	more generally, to carry out any transaction that may be authorized by law or any market practice that may be admitted by the market authorities, it being specified that, in such a case, the Company would inform its shareholders by means of a press release.

3. Resolves that the maximum unit purchase price may not exceed, excluding charges, forty euros (EUR 40) (or the equivalent value of this amount on the same date in any other currency). The Board of Directors may, however, in the event of transactions affecting the Company's share capital, in particular a change in the par value of the ordinary share, a capital increase by incorporation of reserves followed by the creation and allocation of free shares, a stock split or reverse stock split, distribution of reserves or any other assets, amortization of capital or any other transaction affecting shareholders' equity, adjust the aforementioned maximum purchase price to take into account the impact of such transactions on the value of the share.

4. Resolves that the purchase, sale or transfer of these shares may be carried out and paid for by any means authorized by current or future regulations, on a regulated market, on a multilateral trading facility, with a systematic internalizer or on an electronic communications network, in particular through the purchase or sale of blocks of shares, through the use of options or other forward financial instruments or forward contracts, or through the use of warrants or, more generally, of securities carrying rights to shares of the Company, at the times the Board of Directors shall determine.

5. Resolves that the Board of Directors shall have full powers, with the option to sub-delegate such powers, to carry out, in compliance with the relevant legal and regulatory provisions, the permitted reallocation of shares purchased for one of the objectives of the program to one or more of its other objectives, or to sell them, whether on or off-market.

6. Resolves that the Board of Directors shall have full powers, with the option to sub-delegate such powers, to decide and implement this authorization and to determine the terms and conditions thereof in accordance with the law and this resolution, and in particular to place any and all stock market orders, enter into any and all agreements, in particular for the keeping of registers of purchases and sales of shares, make any and all declarations to the AMF or any other authority, draw up any and all documents, in particular information documents, complete any and all formalities, and generally do whatever is necessary.

7. Acknowledges that the Board of Directors shall inform the Ordinary General Meeting of the transactions carried out under this authorization, as required by law.

8. Resolves that this authorization, as from its use by the Board of Directors, cancels and replaces, for the remaining period and unused amounts, the authorization granted to the Board of Directors by the Combined General Meeting of May 19th, 2022, in its nineteenth (19th) resolution.

EXTRAORDINARY RESOLUTIONS

THIRTEENTH RESOLUTION (Authorization to the Board of Directors to reduce the share capital by cancellation of shares)

The General Meeting, voting under the rules of quorum and majority required for extraordinary general meetings, having reviewed the Board of Directors’ Report and the Statutory Auditors’ special report and acting pursuant to the provisions of Article L.22-10-62 of the French Commercial Code,

1. Authorize the Board of Directors to cancel, in the proportions and at the times it deems fit, in one or more times, all or part of the ordinary shares acquired by the Company and/or which it may acquire in the future under any authorization given by the Ordinary General Meeting pursuant to Article L. 22-10-62 of the French Commercial Code, up to a limit of 10% of the Company's share capital per 24-month period, it being recalled that this 10% limit applies to a number of shares adjusted, if necessary, according to the transactions that may affect the share capital after this Meeting.

2. Decides that the excess of the purchase price of the ordinary shares over their nominal value will be charged to the "share premium" account or to any available reserve account, including the legal reserve, up to a limit of 10% of the capital reduction carried out.

3. Authorize the Board of Directors to reduce the share capital accordingly.

4. Decides that the Board of Directors will have full authority, with the right to subdelegate under the conditions provided by French law, to implement this resolution and in particular :

▪	determine the final amount of such capital reduction, set the terms and conditions thereof and record the completion thereof;

▪	charge the difference between the carrying amount of the cancelled ordinary shares and their nominal amount to all available reserves and premiums, including the legal reserve, up to a maximum of 10% of the cancelled capital;

▪	amend the bylaws accordingly; and

▪	carry out all formalities (in particular with the AMF), take all steps and make all declarations to all institutions and, in general, do all that is necessary.

5. Decides that the aforementioned delegation is granted for a period of 18 months as from the date of this General Meeting and terminates, with immediate effect, any previous delegation granted for the same purpose. It therefore supersedes the delegation granted by the Combined General Meeting dated May 19th, 2022 in its twentieth (20th) resolution.

ORDINARY RESOLUTION

FOURTEENTH RESOLUTION (Power for formalities)

The General Meeting, deliberating in accordance with the quorum and majority requirements for ordinary general meetings,

Grants full powers to the bearer of an original, copy or extract of the minutes of this Meeting to carry out all publication and filing formalities, and generally to do whatever is necessary.

Translation for information purpose only

INFORMATION

Shareholder status

Pursuant to Article R. 22-10-28 of the French Commercial Code, will be able to participate in the General Meeting, the shareholders who will justify:

-	In the case of registered shares: of an account registration of said shares in the Company's registered share accounts by Tuesday May 23rd, 2023, zero hour, Paris time;

-	In the case of bearer shares: of an account registration of said shares (if applicable, in the name of the intermediary registered on behalf of the shareholder concerned in accordance with the legal and regulatory requirements) in the bearer securities accounts held by their intermediary by Tuesday May 23rd, 2023, zero hour, Paris time. The authorized intermediaries will deliver a certificate of securities ownership, as an appendix to the remote voting form or proxy form filled by the shareholder or on behalf of the shareholder represented by the registered intermediary.

Only those shareholders who can prove their status by or before Tuesday May 23rd, 2023, zero hour, Paris time, under the conditions set out above, will be able to participate in this General Meeting.

Method of participation in the General Meeting

Shareholders have several options for participating in the General Meeting. They can (1) vote while physically attending the General Meeting or (2) vote remotely or by proxy (a) by mail or (b) via Internet.

Pursuant to the provisions of Article R. 22-10-28, III, of the French Commercial Code, once a shareholder votes remotely, sends a proxy or asks for an admission card or a certificate to participate in the General Meeting, he or she will not be able to choose another method of participation.

1.	Vote by physically attending the General Meeting

The shareholders wishing to personally attend the General Meeting must request an admission card as soon as possible to receive the card in a timely manner:

-	For registered shareholders: either by returning the single form duly completed and signed using the pre-paid reply envelope enclosed with the invitation received by post mail; or by logging in on the website www.sharinbox.societegenerale.com using their usual access codes or their login email (if they have already activated their Sharinbox by SG Markets account), together with the password they already have. The password to connect to the site was sent to them by post when they first contacted Société Générale Securities Services. It can be re-sent by clicking on "Obtain your codes" on the home page of the website. Once connected, they should follow the procedure described on the screen to access the VOTACCESS platform and request their admission card; the registered shareholder who would not have received her admission card may spontaneously attend the General Meeting with an identification document.

-	For holders of bearer shares: either by asking the authorized intermediary managing their share-accounts to send them an admission card. Should the admission card not be received by Tuesday May 23rd, 2023, zero hour, Paris time, the shareholder shall ask the authorized intermediary managing their share-accounts to issue a certificate of participation in order to prove their status as shareholders; or by logging in on the Internet portal of their account holder with their usual access codes. The shareholder will then have to click on the icon that will appear on the line corresponding to their Inventiva shares to access the Votaccess website and follow the procedure described on the screen. Only the bearer shareholder whose account holder has subscribed to the Votaccess website will be able to fulfil their request for admission card via Internet.

On the day of the General Meeting, each shareholder will have to prove her quality during the registration process.

2.	Vote remotely or by proxy

The shareholders not physically attending the General Meeting will be able to vote remotely or to give proxy to the President of the General Meeting, to their spouse, to their partner with whom a pacte civil de solidarité has been made, to another shareholder or to any other individual or legal entity of their choosing, subject to the conditions set forth in Articles L. 225-106 and L. 22-10-30 of the French Commercial Code.

Pursuant to the provisions of Article R. 225-79 of the French Commercial Code, the proxy given by a shareholder to be represented must be signed by the shareholder. The proxy will specify his/her last name, first name and address, and will designate a proxy, including his/her last name, first name and address or for a legal entity, its corporate name and registered office. The proxy does not have the right delegate its duties to another individual or legal entity.

It is specified that, for any proxy without indication of an agent, the President of the General Meeting will vote in favor of adopting the draft resolutions presented or approved to by the Board of Directors and vote against adopting all other draft resolutions. To vote otherwise, the shareholders will have to designate an agent who will accept to vote as provided by the principal.

a.	To vote remotely or by proxy by mail:

For registered shareholders: a postal voting form or proxy form will be sent directly to them. This form should be returned in the prepaid T envelope enclosed with the notice of meeting.

For holders of bearer shares: from this day, the postal voting form or proxy form can be requested from the intermediaries managing their shares. Each demand must be addressed by the financial intermediary to the Services des Assemblées of Société Générale, 32, rue du Champs de Tir, CS 30812, 44308 Nantes Cedex 3 at the latest six days before the date of the General Meeting (Article R. 225-75 of the French Commercial Code). The single postal voting form or proxy form must be submitted with a certificate of securities ownership drawn up by the financial intermediary who will have to forward these documents to the Services des Assemblées of Société Générale, 32, rue du Champs de Tir, CS 30812, 44308 Nantes Cedex 3.

In any case, the postal voting form or proxy voting form duly filled and signed (and accompanied by the certificate of securities ownership for the bearer shares) must be returned in such a way that the Services des Assemblées of Société Générale or the Company can receive it at least 3 days before the date of the General Meeting (that is Monday May 22th, 2023).

b.	To vote or give proxy via Internet

Shareholders also have the option of transmitting their voting instructions and giving or revoking a proxy via Internet before the General Meeting, on the website Votaccess, under the following conditions:

-	For registered shareholders: their usual access codes or their login email (if they have already activated their Sharinbox by SG Markets account), together with the password they already have. The password to connect to the site was sent to them by post when they first contacted Société Générale Securities Services. It can be re-sent by clicking on "Obtain your codes" on the home page of the website. Once connected, they should follow the procedure described on the screen to access the VOTACCESS platform;

they also may give or revoke a proxy by sending an e-mail with an electronic signature, obtained by them from a third party certifier duly authorized pursuant to legal and regulatory provisions in force, to the electronic address Agiva25052023@inventivapharma.com specifying, as for pure registered shareholders, their name, first name, address and their Société Générale access code (information available at the top left of their account statement), or, as for administered registered shareholders, their access code with their authorized intermediary, as well as the name, first name and address of the appointed or revoked agent;

For any request, SGSS is available to shareholders from 9:30 a.m. to 6:00 p.m. on the following telephone number: + 33 (0)2 51 85 67 89;

-	For holders of bearer shares: they will have to log in on the Internet portal of their account holders with their usual access codes. They will then have to click on the icon that will appear on the line corresponding to their Inventiva shares to access the Votaccess website and follow the procedure described on the screen.

Beware, only those shareholders whose account holder has subscribed to Votaccess will be able to vote, give or revoke a proxy via Internet.

If the account holder of the shareholder has not subscribed to Votaccess, the notice of appointment and revocation of a proxy can nevertheless be effectuated by electronic means in accordance with the provisions of Articles R. 22-10-24 and R. 225-79 of the French Commercial Code according to the following procedures: by sending an e-mail with an electronic signature, obtained by them from a third party certifier duly authorized pursuant to legal and regulatory provisions in force, to the electronic address Agiva25052023@inventivapharma.com specifying their last name, first name, address, and their share-account's full bank references, as well as the last name, first name and address of the appointed or revoked agent, and then by asking imperatively to the authorized intermediary managing their share-accounts to send a written confirmation to the Services des Assemblées of Société Générale.

In order for the duly signed and completed appointments or revocations of proxy notified electronically to be validly taken into account, they must reach the Company no later than Monday, May 22th, 2023.

The revocation of a proxy is carried out under the same conditions of form as those used for its appointment.

The secured platform Votaccess will be open as of Friday, May 5th, 2023, 9 a.m., Paris time. The ability to vote, give or revoke a proxy via Internet prior to the General Meeting will end on Wednesday, May 24th, 2023, 3 p.m., Paris time. Shareholders are advised not to wait until the last days before the General Meeting to enter their instructions.

You are reminded that, in accordance with the provisions of Article R. 22-10-28 of the French Commercial Code:

-	Any shareholder who has carried out any of the above formalities may sell all or part of his shares. However, if the sale is carried out before the second (2nd) business day preceding the General Meeting at zero hour, Paris time, that is Tuesday, May 23rd, 2023 the Company or its proxy cancels or modifies accordingly, depending on the case, the vote or proxy. To this end, the authorized intermediary holding the account notifies the Company or its authorized representative of the transfer and provides it with the necessary information;

-	If the sale occurs after this period, it does not have to be notified by the authorized intermediary or taken into consideration by the Company, notwithstanding any agreement to the contrary.

Submission of written questions and request for inclusion of agenda items or draft resolutions

Pursuant to Articles R. 22-10-22 and R. 225-73 of the French Commercial Code, shareholders who meet the legal requirements may request the inclusion of items or draft resolutions on the agenda of this General Meeting, which must be received by the Company no later than twenty-five (25) days prior to the date of said General Meeting, that is Sunday, April 30th, 2023.

In accordance with the provisions of Article R. 225-84 of the French Commercial Code, each shareholder will have the right to submit written questions to the Board of Directors no later than the fourth (4th) business day preceding the date of the General Meeting, i.e. Friday, May 19th, 2023.

Requests for the inclusion of items or draft resolutions as well as submissions of written questions must be sent to the Company's registered office by registered letter with acknowledgement of receipt. They must be accompanied by a certificate of account registration.

In case of items or draft resolutions that shall be placed on the agenda, a new certificate must be provided to the Company, proving that the shares are registered on the second (2nd) business day preceding the General Meeting, at zero hour, Paris time, that is Tuesday, May 23rd, 2023.

Requests for the inclusion of draft resolutions should be accompanied by the text of the draft resolutions, with a brief explanatory statement where appropriate.

The draft resolutions presented, if any, by shareholders, as well as the list of items added, if any, to the agenda at their request, will be mentioned in the notice of meeting.

Right of communication

All the documents and information provided for in Article R. 22-10-23 of the French Commercial Code (in particular the text of the draft resolutions presented to the General Meeting by the Board of Directors) can be consulted on the Company's website (www.Inventivapharma.com) as of the twenty first day preceding the meeting, that is Thursday, May 4th, 2023.

All the documents referred to in Articles R. 225-89 seq. of the French Commercial Code will be made available to shareholders at the Company's registered office as of the publication of the notice of meeting or on the fifteenth day preceding the General Meeting at the latest, depending on the document concerned.

Shareholders are informed that a notice of meeting will be published in the French Bulletin des announces Légales Obligatoires at least fifteen (15) days before the date of the General Meeting, listing any changes made to the agenda following requests for inclusion of draft resolutions submitted by shareholders and/or the works council.

The Board of Directors